Exhibit 99.3

SUBSCRIPTION AGREEMENT

Subscription Agreement, dated as of July 21, 2022, between KKR FS Income Trust, a Delaware statutory trust (the “Fund”), and FSH Seed Capital Vehicle I LLC (the “Purchaser”).

WHEREAS, the Fund is an investment company that expects to elect to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund proposes to initially issue and sell one class of common shares of beneficial interest, $0.01 par value per share—Class S (the “Common Shares”)—in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), set forth in Rule 506 of Regulation D promulgated thereunder;

WHEREAS, this Subscription Agreement is being executed and delivered in connection with the subscription by the Purchaser to purchase a number of Common Shares through periodic calls of all or a portion of capital amounts of the Purchaser’s aggregate capital commitment (the “Capital Commitment”) in the amount set forth on the signature page below; and

NOW, THEREFORE, the Fund and the Purchaser agree as follows:

1.

The Purchaser acknowledges and agrees that this subscription (i) is irrevocable on the part of the Purchaser, (ii) is conditioned upon acceptance by the Fund and (iii) may be accepted or rejected in whole or in part by the Fund in its sole discretion at any time. The Purchaser has received and reviewed, and agrees to be bound by, all the terms and provisions of this Subscription Agreement, the Fund’s bylaws (as amended, restated or modified from time to time), the Fund’s amended and restated declaration of trust (as amended, restated or modified from time to time) and the Investment Advisory and Administrative Services Agreement by and between FS/KKR Advisor, LLC and the Fund (as amended, restated or modified from time to time).

2.

The Fund expects to enter into separate Subscription Agreements (the “Other Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”) with other investors (the “Other Investors,” and together with the Purchaser, the “Investors”), providing for the sale of Shares to the Other Investors either on a capital commitment basis or for the immediate payment of cash against the immediate delivery of Shares. This Subscription Agreement and the Other Subscription Agreements are separate agreements, and the sales of Shares to the Purchaser and the Other Investors are to be separate sales.

3.

The closing of the subscription for the Shares by the Purchaser (the “Closing”) shall take place on the date that this Subscription Agreement (having been executed and fully completed by the Purchaser) is accepted in whole or in part by the Fund (such date being the date filled in by the Fund on the signature page hereto). On the date of the Fund’s receipt of the Purchaser’s first Drawdown Purchase (defined below), assuming the Closing has taken place, the Purchaser shall be registered as a shareholder of the Fund (a “Shareholder”).

4.

In the event that the Purchaser is permitted by the Fund to make an additional capital commitment to purchase Shares on a date after the Closing, the Purchaser shall be required to enter into a separate Subscription Agreement or an addendum to this Subscription Agreement covering such additional capital commitment.

5.	Drawdowns.

(a)

Subject to the provisions of this Section 5, the Purchaser agrees to purchase Shares for an aggregate purchase price equal to its Capital Commitment, payable at such times and in such amounts as required by the Fund. The Purchaser shall be required to fund a capital contribution to purchase Shares (a “Drawdown Purchase”) each time the Fund delivers a notice (the “Drawdown Notice”) to the Purchaser. Drawdown Notices shall be delivered at least three business days prior to the date on which payment will be due (each, a “Drawdown Date”), which notice period may be waived with respect to any Drawdown Date by the Purchaser in writing, and shall set forth the amount, in U.S. dollars, of the aggregate purchase price (the “Drawdown Purchase Price”) to be paid by the Purchaser to purchase Shares on such Drawdown Date. The per Share price for the purchase of Shares on a Drawdown Date (the “Per Share Price”) shall be equal to (i) prior to the Fund’s election to be regulated as a business development company under the 1940 Act (the “BDC Election”), $25.00 per Share, and (ii) upon and after the BDC Election, a per Share price equal to the then-current net asset value per Share (“NAV per Share”) as determined in accordance with the Fund’s valuation procedures. However, the Fund reserves the right to sell Shares at a price set above the NAV per Share based on a variety of factors, including, without limitation, the total amount of the Fund’s organizational and other expenses. No Investor shall be required to invest more than the total amount of its Capital Commitment.

(b)

Each Drawdown Purchase Price shall be payable, in U.S. dollars and in immediately available funds per the wire transfer instructions set forth in such Drawdown Notice. In addition to the wire transfer instructions, each Drawdown Notice shall set forth (i) the Drawdown Date, (ii) the aggregate amount of capital that is being drawn down from all Investors and (iii) the Purchaser’s share of capital drawn. The delivery of a Drawdown Notice to the Purchaser shall be the sole and exclusive condition to the Purchaser’s irrevocable and unconditional obligation to pay such Drawdown Purchase Price in the amount set forth therein, without any right of offset, reduction, counterclaim or defense.

(c)

Concurrent with any payment of all or a portion of the Drawdown Purchase Price, the Fund shall issue to the Purchaser a number of Shares equal to the amount of the Drawdown Purchase Price funded by the Subscriber on the applicable Drawdown Date divided by the Per Share Price as of such Drawdown Date. For the avoidance of doubt, the Fund shall not issue Shares to the Purchaser for any portion of the Purchaser’s Capital Commitment that has not been paid to the Fund and used to purchase Shares pursuant to one or more Drawdown Notices (the “Undrawn Capital Commitment”).

(d)

The Purchaser acknowledges and agrees that the Fund intends to request contributions from all Investors with an Undrawn Capital Commitment pro rata in accordance with the Capital Commitments of all Investors with Undrawn Capital Commitments; provided that the Fund shall retain the right, if determined by the Fund in its sole discretion, to require the Purchaser (i) to fund a Drawdown Purchase Price that is more or less than its pro rata share or (ii) to fund a Drawdown Purchase Price but not require Other Investors to do so to seek to equalize the percentage of the Purchaser’s total Capital Commitment that has been contributed to the Fund relative to the capital contributions of Other Investors or for regulatory, tax or other similar basis for distinguishing among Investors, including compliance with an Investor’s internal investment guidelines. The Purchaser acknowledges and agrees that the Fund may, if determined by the Fund in its sole discretion, from time to time require capital contributions from Other Investors and not the Purchaser or vice versa. Accordingly, Drawdown Notices may be issued only to selected investors and Shareholders (including or excluding the Purchaser) from time to time and require a purchase of Shares by such Investors in amounts determined by the Fund in its sole discretion.

(e)

The Fund may enter into Other Subscription Agreements with Other Investors after the Closing, with any closing thereunder referred to as a “Subsequent Closing” and any Other Investor whose subscription has been accepted at such Subsequent Closing referred to as a “Subsequent Investor.” On one or more dates to be determined by the Fund that occur on or following the Subsequent Closing (each such date, a “Catch-Up Date”), each Subsequent Investor which enters into a Capital Commitment with the Fund may be required, in the Fund’s sole discretion, to purchase from the Fund a number of Shares with an aggregate purchase price necessary to ensure that, upon payment of the aggregate purchase price for such Shares by the Subsequent Investor on such Catch-Up Date(s), such Subsequent Investor’s Invested Percentage (as defined below) shall be equal to the Invested Percentage of all prior Investors which have entered into Capital Commitments with the Fund (other than any defaulting Investor) (such amount, the “Catch-Up Purchase Price” and such purchase, the “Catch-up Purchase”). Upon payment of all or a portion of the Catch-Up Purchase Price by such an Investor on a Catch-Up Date, the Fund shall issue to each such Subsequent Investor a number of Shares determined by dividing (x) the Catch-Up Purchase Price paid minus, in the Fund’s discretion, the Subsequent Investor’s pro rata portion of the Fund’s organizational and offering expenses, by (y) the NAV per Share as of a Catch-Up Date (determined prior to such issuance). Investors that make a Capital Commitment prior to any Subsequent Closing will not be required to fund Drawdown Purchases on a Drawdown Date until all Subsequent Investors have made their entire Catch-up Purchase. For the avoidance of doubt, in the event that the Catch-Up Date and a Drawdown Date occur on the same calendar day, such Catch-Up Date and the application of the provisions of this Section 5(e) shall be deemed to have occurred immediately prior to the relevant Drawdown Date. “Invested Percentage” means, with respect to an Investor, the quotient determined by dividing (i) the aggregate amount of contributions made by such Investor by (ii) such Investor’s Capital Commitment.

(f)

Prior to any such Catch-Up Date, the Fund may, upon receipt of written consent from the Purchaser, redeem Shares owned by the Purchaser at a per Share price equal to the NAV per Share as of the date of such redemption, or otherwise return a portion of the Purchaser’s capital contributions to the Purchaser (each, a “Return of Capital”), in each case which shall increase the Purchaser’s Undrawn Capital Commitment by a corresponding amount and may be drawn down at later dates by the Fund in accordance with this Section 5. For the avoidance of doubt, in the event that the Return of Capital and a Catch-Up Date occur on the same calendar day, such Return of Capital and the application of the provisions in the immediately preceding sentence shall be deemed to have occurred immediately prior to the relevant Catch-Up Date.

6.

The Purchaser may terminate its obligations to fund any Undrawn Capital Commitment pursuant to this Subscription Agreement at any time by submitting a written request to the Fund; provided that such termination shall be conditioned upon (1) the Fund’s written acceptance and (2) entry by the Purchaser into a new subscription agreement with the Fund to purchase an amount of Shares no less than the Purchaser’s Undrawn Capital Commitment under this Subscription Agreement as of the date of such termination, on terms substantially similar in all material respects to each other subscription agreement providing for the admission of institutional investors to the Fund. For the avoidance of doubt, following the termination of the Subscription Agreement pursuant to this Section 6, any Undrawn Capital Commitment under this Subscription Agreement shall automatically be reduced to zero.

7.	The Purchaser represents and warrants to the Fund that it is acquiring the Shares for the Purchaser’s own account for investment purposes only and not with a view to resale or distribution.

8.

The Purchaser understands that the offering and sale of the Shares are intended to be exempt from registration under the Securities Act, applicable U.S. state securities laws and the laws of any non-U.S. jurisdictions by virtue of the private placement exemption from registration provided in Section 4(a)(2) of the Securities Act, exemptions under applicable U.S. state securities laws and exemptions under the laws of any non-U.S. jurisdictions, and the Purchaser agrees that neither its Capital Commitment nor any Shares acquired by the Purchaser may be Transferred (as defined below) without the Fund’s prior written consent (i) for a period beginning on the date of the Closing and ending on the third anniversary of the date on which the Fund elects to be regulated as a business development company under the 1940 Act (the “Lock-Up”) and/or (ii) in any manner that would require the Fund to register the Shares under the Securities Act, under any U.S. state securities laws or under the laws of any non-U.S. jurisdictions; provided, that the Purchaser granting a lien on any Shares as all or any part of collateral to secure any type of financing transaction (“Collateral Shares”) and the Transfer of any Collateral Shares resulting from the foreclosure in respect of the lien on such Collateral Shares shall not require the Fund’s prior written consent and shall be permitted during the period of, and not be subject to, the Lock-Up. For purposes of this Subscription Agreement, “Transfer” (or any derivative thereof) shall mean to sell, offer for sale, agree to sell, exchange, transfer, assign, pledge, hypothecate, grant any option to purchase or otherwise dispose of or agree to dispose of, in any case whether directly or indirectly.

9.

The Purchaser represents and warrants that it is (i) a “qualified purchaser” within the meaning of Section 2(a)(51) of the 1940 Act, (ii) an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act and (iii) not subject to and is not aware of any facts that would cause the Purchaser to be subject to any of the “Bad Actor” disqualifications as described in Rule 506(d)(1)(i) to (viii) under the Securities Act.

10.

The Purchaser elects not to participate in any distribution reinvestment plan of the Fund and has completed or will complete upon request by the Fund the investor information form attached as Exhibit A hereto.

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IN WITNESS WHEREOF, the Purchaser has caused its duly authorized officers to execute this Subscription Agreement as of the date first above written for a Capital Commitment of:

$10,000,000
FSH Seed Capital Vehicle I LLC

By: Franklin Square Holdings, L.P. its sole member

	By:	/s/ Ken Miller
Name: Ken Miller
Title: Managing Director

The foregoing Subscription Agreement is accepted and agreed by the Fund, for a Capital Commitment of $10,000,000, as of July 21, 2022.

KKR FS INCOME TRUST

By:	/s/ Stephen Sypherd
Name: Stephen Sypherd
Title: General Counsel and Secretary

EXHIBIT A

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